SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  20 June, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


                                    BT Centre
                                81 Newgate Street
                                     London
                                    EC1A 7AJ
                                     England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Holding(s) in Company announcement made on 20 June 2005






                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

BT Group plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder                  number of shares

Bank of Ireland                           1,206,577
BARCLAYS CAPITAL NOMINEES LIMITED         8,885,068
Barclays Trust Co & others                   37,649
BARCLAYS TRUST CO AS EXEC/ADM                 9,897
Barclays Trust Co DMC69                      76,913
Barclays Trust Co E99                         3,255
Barclays Trust Co R69                       173,281
BNP PARIBAS                                 162,082
Chase Nominees - 16376                    4,874,685
Chase Nominees - 20947                    8,496,839
Chase Nominees - 21359                    2,253,871
CIBC Mellon Global Securities                94,168
Clydesdale Nominees HGB0125 - 00324190        1,725
Clydesdale Nominees HGB0125 - 00496994       15,300
Clydesdale Nominees HGB0125 - 00594414       14,000
Clydesdale Nominees HGB0125 - 00594775          730
Clydesdale Nominees HGB0125 - 00693013        2,300
Clydesdale Nominees HGB0125 - 00693196        5,320
Clydesdale Nominees HGB0125 - 00694478       22,500
Clydesdale Nominees HGB0125 - 00697663        8,820
Clydesdale Nominees HGB0125 - 00703310        2,750
Clydesdale Nominees HGB0125 - 01001464        1,300
Clydesdale Nominees HGB0125 - 03101361        1,385
Clydesdale Nominees HGB0125 - 03102406        1,245
Cydesdale Nominees HGB0225 - 00597278        15,000
Cydesdale Nominees HGB0225 - 00639213         5,200
INVESTORS BANK AND TRUST CO.              1,623,777
INVESTORS BANK AND TRUST CO.                344,930
INVESTORS BANK AND TRUST CO.                631,363
INVESTORS BANK AND TRUST CO.             10,438,489
INVESTORS BANK AND TRUST CO.                 43,292
INVESTORS BANK AND TRUST CO.                 88,985
INVESTORS BANK AND TRUST CO.              1,916,009
INVESTORS BANK AND TRUST CO.              1,904,872
INVESTORS BANK AND TRUST CO.                 93,074
INVESTORS BANK AND TRUST CO.              2,341,211
INVESTORS BANK AND TRUST CO.                 66,730
INVESTORS BANK AND TRUST CO.             42,855,447
INVESTORS BANK AND TRUST CO.              4,792,550
INVESTORS BANK AND TRUST CO.              1,831,005
INVESTORS BANK AND TRUST CO.             15,531,714
INVESTORS BANK AND TRUST CO.                241,773
INVESTORS BANK AND TRUST CO.              1,633,080
INVESTORS BANK AND TRUST CO.                121,671

JP Morgan (BGI Custody) - 16331           2,722,628
JP Morgan (BGI Custody) - 16338             506,697
JP Morgan (BGI Custody) - 16341           4,882,838
JP Morgan (BGI Custody) - 16341           2,240,617
JP Morgan (BGI Custody) - 16342           1,056,845
JP Morgan (BGI Custody) - 16344             805,807
JP Morgan (BGI Custody) - 16345           1,361,699
JP Morgan (BGI Custody) - 16400          92,217,903
JP Morgan (BGI Custody) - 17011             140,542
JP Morgan (BGI Custody) - 18409           6,225,884

JPMORGAN CHASE BANK                         499,935
JPMORGAN CHASE BANK                       1,451,237
JPMorgan Chase Bank                         915,474
JPMorgan Chase Bank                         127,760
JPMorgan Chase Bank                         192,152
JPMorgan Chase Bank                          87,043
JPMorgan Chase Bank                         814,338
JPMorgan Chase Bank                       1,092,804
JPMorgan Chase Bank                         163,422
JPMorgan Chase Bank                         550,039
JPMorgan Chase Bank                         219,228
JPMorgan Chase Bank                       1,696,550
JPMorgan Chase Bank                         270,828
JPMorgan Chase Bank                       1,127,364
JPMorgan Chase Bank                          68,046
JPMorgan Chase Bank                       1,185,495
JPMorgan Chase Bank                         135,007
JPMorgan Chase Bank                       4,479,704
JPMorgan Chase Bank                          82,582
JPMorgan Chase Bank                         354,664
JPMorgan Chase Bank                         902,168
JPMorgan Chase Bank                         258,657
Master Trust Bank                           219,920
Mellon Trust - Boston & SF                1,153,621
Mellon Trust - Boston & SF                  241,921
MELLON TRUST OF NEW ENGLAND                 304,877
Mitsubishi Trust International               55,772
Mitsubishi Trust International              166,347
NORTHERN TRUST BANK - BGI SEPA               79,262
NORTHERN TRUST BANK - BGI SEPA              330,801
NORTHERN TRUST BANK - BGI SEPA              387,537
R C Greig Nominees BL1                    1,302,159
R C Greig Nominees CM1                      444,718
R C Greig Nominees GP1                    2,154,226
R C Greig Nominees SA1                      667,499
Reflex Nominees Limited                      14,542
Reflex Nominees Limited                       2,296
State Street                                  5,394
State Street                                144,413
STATE STREET BOSTON                         725,474
STATE STREET BOSTON                       5,494,449
STATE STREET TRUST OF CANADA                110,066
Sumitomo TB                                  77,686
ZEBAN NOMINEES LIMITED                       88,078

TOTAL HOLDING                           255,878,847

5) Number of shares/amount of stock acquired

Total holding of 255,878,847 shares

6) Percentage of issued class

3.01%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class-

N/A

9) Class of security

Ordinary shares of 5p in BT Group plc

10) Date of transaction

n/a

11) Date company informed

17 June 2005

12) Total holding following this notification

Total holding of 255,878,847 shares

13) Total percentage holding of issued class following this notification

3.01%

14) Any additional information

This notification updates the previous notification dated 25 May 2005 and is a result of the increase in the total holding of Barclays plc from 251,677,953 to 255,878,847 shares.

15) Name of contact and telephone number for queries

John Challis, 020 7356 4086

16) Name of authorised company official responsible for making this notification

John Challis, 020 7356 4086

Date of notification 20 June 2005

End





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date: 20 June, 2005